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SEC Mail Processing Section

FEB 26 2008

Washington, DC 105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 71

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Richards, Merrill & Peterson, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Skywalk, U.S. Bank Building
(No. and Street)

Spokane, WA 99201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom McDonald 509-624-3174
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

601 West Riverside, Suite 1800	Spokane,	WA	99201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JK 3/5/08

OATH OR AFFIRMATION

I, Steve Larson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Richards, Merrill & Peterson, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TOM MCDONALD NOTARY PUBLIC COMMISSION EXPIRES SEPTEMBER 20, 2011 STATE OF WASHINGTON

Signature

President

Title

Tom McDonald

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXX Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (O) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Board of Directors
Richards, Merrill & Peterson, Inc.
Spokane, Washington

We have audited the accompanying statement of financial condition of Richards, Merrill & Peterson, Inc. as of December 31, 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Richards, Merrill & Peterson, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richards, Merrill & Peterson, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information presented on pages 11 through 13 contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 of the Securities and Exchange Commission (SEC). Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Spokane, Washington
February 21, 2008

ASSETS

	December 31, 2007
Cash	$ 1,360,900
Cash segregated under federal regulations	91,298
Receivable from customers	5,258
Furniture and equipment, at cost, less accumulated depreciation of $236,470	60,735
Prepaid expenses	30,173
TOTAL ASSETS	$ 1,548,364

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Payable to customers	$ 67,454
Accounts payable and accrued liabilities	18,933
Due to brokers	107,952
Dividend and interest payable	5,713
Federal income tax payable	69,562
Deferred income taxes, net	9,826
Total liabilities	279,440
STOCKHOLDERS' EQUITY	
Common stock $1 par value; 50,000 shares authorized; 1,155 shares issued and outstanding	1,155
Additional paid-in capital	136,133
Accumulated retained earnings	1,131,636
Total equity	1,268,924
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,548,364

See accompanying notes.

	Year Ended December 31, 2007
REVENUES	
Fee income	$ 567,099
Commission income	2,491,747
Trading gains	114
	3,058,960
EXPENSES	
Commissions	1,732,875
Employee compensation	514,328
Service provider charges	138,427
Occupancy	95,017
Taxes other than income taxes	47,296
Communications	73,773
Sales expenses	71,893
Subscriptions	43,078
Professional services	66,830
Quotation services	29,543
Regulatory fees	28,621
Other operating expenses	49,005
	2,890,686
Income from operations	168,274
OTHER INCOME	
Interest and dividends earned	22,929
Other	49,284
	72,213
Income before income tax	240,487
Income tax expense	
Current	83,063
Deferred	(1,616)
	81,447
NET INCOME	$ 159,040

RICHARDS, MERRILL & PETERSON, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, beginning of year	$ 1,155	$ 136,133	$ 972,596	$ 1,109,884
Net income	-	-	159,040	159,040
Balance, end of year	$ 1,155	$ 136,133	$ 1,131,636	$ 1,268,924

 See accompanying notes.

	Year Ended December 31, 2007
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 159,040
Adjustments to reconcile net income to net cash provided by operating activities:	
Cash segregated under federal regulations	1,275
Depreciation	22,256
Change in assets and liabilities	
Receivable from customers	(1,917)
Dividends and interest receivable	102,078
Other assets	(2,476)
CRI Deposit	2,500
Payable to customers	(257,130)
Accounts payable and accrued liabilities	937
Due to brokers	6,030
Dividends and interest payable	5,713
Federal income taxes payable	69,562
Deferred federal income taxes	(1,616)
Net cash provided by operating activities	106,252
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(22,299)
Net cash used by investing activities	(22,299)
NET CHANGE IN CASH	83,953
Cash, beginning of year	1,276,947
Cash, end of year	$ 1,360,900
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION	
Cash paid during the year for:	
Income taxes	$ 9,782

See accompanying notes.

Note 1 - Organization and Nature of Business

Richards, Merrill & Peterson, Inc. (the Company) is a registered broker/dealer engaged primarily in providing brokerage and investment advisory services to clients in Spokane, Washington, and the surrounding area.

The Company is incorporated in the state of Washington and is registered with the Securities and Exchange Commission (SEC). The Company is also a member of the Financial Industry Regulatory Authority (FINRA).

Note 2 - Significant Accounting Policies

Basis of accounting:
Customers' securities transactions are recorded on a settlement-date basis, generally three business days after trade date for municipal, corporate, and equity securities and one business day after trade date for U.S. government securities. Related commission income and expenses are recorded on a settlement date basis. As of December 31, 2007, and for the year then ended, the Company's financial condition and results of operations using the settlement date basis are not materially different from recording transactions on a trade date basis.

Depreciation:
Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is computed by straight-line and accelerated methods over estimated useful lives of 5 to 7 years. Depreciation expense for the year ended December 31, 2007, was $22,256.

Paid time off:
Employees are entitled to paid vacation, sick, and personal days off depending on job classification, length of service, and other factors. These benefits do not carry over and must be used by year end. Accordingly, no provision for such benefits is appropriate in the accompanying financial statements.

Accounting estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions:
Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur.

Investment advisory income:
Investment advisory fees are billed on a quarterly basis at the beginning of each quarter.

Note 2 - Significant Accounting Policies (Continued)

Income taxes:
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. SFAS No. 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax return. In estimating future tax consequences, SFAS No. 109 generally considers all expected future events other than enactments of changes in the tax law or rates.

FIN No. 48, Accounting for Uncertainty in Income Taxes:
On July 13, 2007, FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109*, was issued. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN No. 48 also prescribes a consistent recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new FASB standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The evaluation of a tax position in accordance with FIN No. 48 is a two-step process. The first step is a recognition process whereby the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more likely than not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is a measurement process whereby a tax position that meets the more likely than not recognition threshold is calculated to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

The provisions of FIN No. 48 are effective for fiscal years beginning after December 15, 2007. Earlier application is permitted as long as the enterprise has not yet issued financial statements, including interim financial statements, in the period of adoption. The provisions of FIN No. 48 are to be applied to all tax positions upon initial adoption of this standard. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN No. 48. The cumulative effect of applying the provisions of FIN No. 48 should be reported as an adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that fiscal year. FIN No. 48 is not expected to have a material impact on the Company.

Note 3 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000. The SEC also requires that the ratio of aggregate indebtedness to net capital shall not exceed 1,500% (15 to 1). At December 31, 2007, the Company had net capital of $1,178,015, which was $928,015 in excess of its total Rule 15c3-1 required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.151 to 1.

The Company is also subject to the Depository Trust Company and the National Securities Clearing Corporation $500,000 capital requirement. At December 31, 2007, the Company exceeded this requirement by $678,015.

Note 4 - Cash Segregated Under Federal Regulations

Under Rule 15c3-3 of the Securities and Exchange Commission, cash of $91,298 has been segregated in a special reserve bank account for the benefit of customers.

Note 5 - Receivable From and Payable to Broker-Dealers and Clearing Organizations

Accounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2007, consist of the following:

	Receivable	Payable
Payable to broker-dealers and clearing	$ -	107,952

Note 6 - Securities Owned

The Company did not own any securities at December 31, 2007.

Note 7 - Line of Credit

The Company has available a $ 1,000,000 unsecured line of credit from a bank. Borrowings bear interest at the bank's prime rate, which averaged 7.92% for 2007. The agreement expires March 31, 2008. No borrowings were outstanding at December 31, 2007.

Note 8 - Defined Contribution 401(k) Plan

The Company sponsors a defined contribution 401(k) plan that covers all employees who regularly work 1,000 hours or more per year. Employees may contribute up to 100% of eligible compensation up to a federally mandated maximum. Employer contributions are discretionary with a minimum contribution of 4% of participants' compensation. For the year ended December 31, 2007, the Company contributed $58,430.

Note 9 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty of issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company places its cash with high credit quality institutions. The amount on deposit fluctuates, and frequently exceeds the insured limit by the U.S. Federal Deposit Insurance Corporation, which potentially subjects the Company to credit risk.

Note 10 - Lease Agreement

The Company is leasing office space on a month-to-month basis. Monthly rental expense was $6,066 until June 30, 2007, and $6,248 thereafter.

Note 11 - Income Taxes

Federal income tax was computed at statutory rates after giving effect to nondeductible items and general business tax credits and contribution carryovers.

The components of income tax expense consist of the following:

Current tax expense	$	83,063
Deferred tax benefit		(1,616)
INCOME TAX EXPENSE	$	81,447

Note 11 - Income Taxes (Continued)

The deferred tax liability at December 31, 2007, relates to differences between book and tax depreciation. The components of the net deferred income tax liability in the statement of financial condition are as follows:

Deferred tax liability:	
Depreciation	$ 9,826

The effective tax rate differs from the statutory federal rate for the year presented as follows:

Federal income tax at statutory rates	$ 81,766
Effect of permanent differences	3,615
Effect of lower brackets	(4,726)
Other	792
INCOME TAX EXPENSE	$ 81,447

		December 31, 2007
NET CAPITAL		
Total stockholders' equity	$	1,268,924
Deduct nonallowable assets		90,909
NET CAPITAL	$	1,178,015
AGGREGATE INDEBTEDNESS		
Total liabilities	$	279,440
Deduct deferred federal income tax		9,826
Deduct adjustments based upon deposit in Special Reserve Bank Account		91,298
TOTAL AGGREGATE INDEBTEDNESS	$	178,316
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net capital	$	1,178,015
Minimum net capital required		250,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$	928,015
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		15.1%

The computation of net capital pursuant to SEC Rule 15c3-1 as of December 31, 2007, computed by the Company in its Form X-17A-5, Part IIA, does not differ materially from the above computation, which is based on the audited financial statements.

Additions and deductions were made under Rule 15c3-1. This is really an addition to the calculation (reduction to liabilities) as it relates to nonallowable assets, which were already a reduction above. If it isn't added back, net capital is reduced twice.

RICHARDS, MERRILL & PETERSON, INC.
SCHEDULE II - COMPUTATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3

CREDIT BALANCES		
Free credit balances and other credit balances in customers' security accounts	$	67,454
Dividend and interest payable		5,713
Customers' securities failed to receive		107,952
TOTAL CREDITS	$	181,119
DEBIT BALANCES		
Debit balances in customers' cash accounts excluding unsecured accounts and accounts doubtful of collection		5,258
Failed to deliver customer securities no older than 30 days (including debit balances in continuous net settlement accounts)		-
Other		-
	$	5,258
RESERVE COMPUTATION		
Excess of total credits over total debits	$	175,861
105% of credit balances in excess of debit balances	$	184,654
Required deposit	$	93,356
NET AMOUNT IN RESERVE BANK ACCOUNT	$	91,298

The computation of reserve requirements pursuant to SEC Rule 15c3-3 as of December 31, 2007, computed by the Company in its Form X-17A-5, Part IIA, does not differ materially from the above computation, which is based on the audited financial statements.

SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3.

Amount	None
Number of items	None

2. Customers' fully paid securities and excess margin securities for which instruction to reduce to possession or control had not been issued as of the report date, excluding items arising from temporary lags, which result from normal business operations as permitted under Rule 15c3-3.

Amount	None
Number of items	None

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 18a-5

To the Stockholders and Board of Directors
Richards, Merrill & Peterson, Inc.
Spokane, Washington

In planning and performing our audit of Richards, Merrill & Peterson, Inc. for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on Richards, Merrill, and Peterson, Inc.'s financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements, which is more than inconsequential, will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Spokane, Washington
February 21, 2008

END